Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Three Months Ended February 26, 2005	Fiscal Year
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$8,500	$48,298	$50,808	$40,312	$61,302	$74,770
Add:
Interest expense	3,541	14,650	15,500	18,389	22,379	24,918
Interest portion of rental expense	340	1,361	1,412	1,702	1,326	1,252
Distributed earnings of 20-50% owned companies	284	365	469	—	1,240	734

Total Earnings Available for Fixed Charges	$12,665	$64,674	$68,189	$60,403	$86,247	$101,674

Fixed charges:
Interest on debt	$3,454	$14,490	$14,683	$17,559	$21,678	$24,296
Interest portion of rental expense	340	1,361	1,412	1,702	1,326	1,252

Total fixed charges	$3,794	$15,851	$16,095	$19,261	$23,004	$25,548

Ratio of earnings to fixed charges	3.3	4.1	4.2	3.1	3.7	4.0

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$3,794	$15,851	$16,095	$19,261	$23,004	$25,548
Dividends on preferred stock (pre-tax basis)	—	—	—	11	23	24

Total fixed charges and preferred stock dividends	$3,794	$15,851	$16,095	$19,272	$23,027	$25,572

Earnings available for fixed charges and preferred stock dividends	$12,665	$64,674	$68,189	$60,403	$86,247	$101,674

Ratio of earnings to fixed charges and preferred stock dividends	3.3	4.1	4.2	3.1	3.7	4.0